Blade Air Mobility, Inc.

31 Hudson Yards, 11th Floor

New York, NY 10001

VIA EDGAR

June 3, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Cara Wirth

Re:	Blade Air Mobility, Inc./DE

Registration Statement on Form S-1

Initially filed May 28, 2021

File No. 333-256640

Blade Air Mobility, Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective at 4:00 p.m. Eastern Time on Monday, June 7, 2021, or as soon thereafter as is practicable. The Registrant also hereby requests a copy of the written order verifying the effective date.

If you have any questions regarding this request for acceleration, please contact Daniel Forman of Proskauer Rose LLP at (212) 969-3096.

Very truly yours,

BLADE AIR MOBILITY, INC.

By:	/s/ Melissa M. Tomkiel

Name:	Melissa M. Tomkiel
Title:	President and General Counsel

Cc:	Robert S. Wiesenthal, Blade Air Mobility, Inc.
William A. Heyburn, Blade Air Mobility, Inc.
Daniel L. Forman, Proskauer Rose LLP
Karen Garnett, Proskauer Rose LLP